November 12, 2024

Austen Lambrecht
Chief Executive Officer
1606 Corp.
2425 E. Camelback Rd Suite 150
Phoenix, AZ 85016

       Re: 1606 Corp.
           Registration Statement on Form S-1
           Filed November 5, 2024
           File No. 333-282997
Dear Austen Lambrecht:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Brian Higley, Esq.